

January 20, 2010

Allan L. Shaw
Chief Financial Officer
NewLead Holdings Ltd.
18 Zerva Nap.
Glyfada, 166 75 Greece

> Re: **NewLead Holdings Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **File No. 001-32520**

Dear Mr. Shaw:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief